Amendment No. 2 to Prospectus Supplement dated December 11, 2019 (to Prospectus dated November 27, 2019)	Filed pursuant to Rule 424(b)(5) File No. 333-235299

ZION OIL & GAS, INC.

This Amendment No. 2 to the Prospectus Supplement amends the Prospectus Supplement dated December 11, 2019 (“Original Prospectus Supplement”). This Amendment No. 2 to the Original Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective December 11, 2019. This Amendment No. 2 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See “Risk Factors” commencing at page S-26 of the Original Prospectus Supplement, as well as the “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2019, to read about the risks that you should consider before buying shares of our stock. The Company’s shares of common stock trade on the OTCQX under the symbol “ZNOG” and the Company warrant under the symbol “ZNOGW” trades on the OTCQX.

Investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com. OTC Link ATS and OTC Link ECN are SEC regulated ATSs, operated by OTC Link LLC, member FINRA/SIPC. OTCQX is the premium tier of OTC Markets Group and enables investors to easily trade through the broker of their choice. Investors will have access to real-time bid-ask information and other information through the OTC Disclosure & News Service, which publishes and distributes data, news, and financials to a wide audience of investors.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are providing a Unit Option under Amendment No. 2. Our Unit Program consists of the combination of Common Stock and warrants with basic Unit Program features, conditions and terms outlined in the Original Prospectus Supplement and Amendment No. 1. Amendment No. 2 provides the option period, unit price and the determination of the number of shares of Common Stock and warrants per unit. This Unit Option begins on February 1, 2021 and is scheduled to terminate on March 17, 2021. The Unit Option consists of Units of our securities where each Unit (priced at $250.00 each) is comprised of (i) a certain number of shares of Common Stock determined by dividing $250.00 (the price of one Unit) by the average of the high and low sale prices of the Company’s publicly traded common stock as reported on the OTCQX on the Unit Purchase Date and (ii) Common Stock purchase warrants to purchase an additional twenty five (25) shares of Common Stock at a per share exercise price of $1.00. The participant’s Plan account will be credited with the number of shares of the Company’s Common Stock and Warrants that are acquired under the Units purchased. Each warrant affords the participant the opportunity to purchase one share of our Common Stock at a warrant exercise price of $1.00. The warrant shall have the company notation of “ZNWAN.” The warrants will not be registered for trading on the OTCQX or any other stock market or trading market.

For Plan participants who enroll into the Unit Program with the purchase of at least one Unit and also enroll in the separate Automatic Monthly Investments (“AMI”) program at a minimum of $50.00 per month or more, will receive an additional ten (10) Warrants at an exercise price of $1.00 during this Unit Option Program. The ten (10) additional warrants are for enrolling into the AMI program. Existing subscribers to the AMI are entitled to the additional ten (10) warrants once, if they purchase at least one (1) Unit during the Unit program.

Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of the Company, before 4 p.m. (EST) on a business day generally will be recorded as purchased on the same business day (the “Purchase Date”). Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of Company, after 4 p.m. (EST) on a business day generally will be recorded as purchased on the next business day for the Purchase Date. Electronic bank payments are treated as received and recorded on the date of receipt of the funds into the Plan Agent’s or the Company’s bank account. Under the AMI program, all optional cash payments will be invested in our Common Stock on the 20th day of each calendar month and if such day falls on a holiday or a weekend, then on the next trading day.

The warrants will become exercisable on May 16, 2021, which is the first trading day after the 60th day following the Unit Option Termination Date (i.e., on March 17, 2021) and continue to be exercisable through May 16, 2023 (2 years) at a per share exercise price of $1.00.

Accordingly, all references in the Original Prospectus Supplement concerning the Unit Option Program continue, except for the substitution of the Unit Option Program details under Amendment No. 2 and the prior Amendment No. 1. All other Plan features, conditions and terms remain unchanged.

Use of Proceeds

As previously noted in our press release of February 1, 2021, the Company announced its successful drilling of the first section of the MJ-02 Well at a depth of approximately 3,000 feet.

While we cannot estimate the proceeds to us of the unit program or from sales of our common stock under the Plan, the following table set forth the planned use of the proceeds under the unit program or under the Plan:

Action Item	$ Amount
Acquisition cost of Seismic 3D and other equipment	$4,000,000
Drilling and completing two additional wells plus additional equipment purchases	$36,000,000

The foregoing reflects only estimates of the use of the proceeds, and allocation of any proceeds could be materially different from what is reflected above. In addition, no assurance can be given that the Company will be able to successfully raise the needed capital.

The date of this Amendment No. 2 to the Prospectus Supplement is February 1, 2021